FOIA CONFIDENTIAL TREATMENT REQUESTED BY CYBER-ARK SOFTWARE LTD.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

May 16, 2014

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cyber-Ark Software Ltd.

Registration Statement on Form F-1

Submitted March 24, 2014 and amended April 25, 2014

CIK No. 0001598110

Dear Ms. Mills-Apenteng:

On behalf of our client, Cyber-Ark Software Ltd., an Israeli company (the “Company”), we have today filed a Registration Statement on Form F-1 (the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated May 8, 2014 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement unless otherwise indicated. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Pursuant to the Staff’s request set forth in comment no. 1 of its letter dated April 18, 2014, the Company notes that it is providing to the Staff under separate cover copies of communications that it has had with potential investors in reliance on Section 5(d) of the Securities Act of 1933.

***CONFIDENTIAL TREATMENT REQUESTED BY CYBER-ARK SOFTWARE LTD.

PURSUANT TO RULE 83***

CYBERARK – 01.5.16.2014

May 16, 2014

Because of the commercially sensitive nature of information contained herein, we have filed a separate letter (the “Request Letter”) with the Office of FOIA Services (the “FOIA Office”) in connection with a request for confidential treatment of certain portions of this Response Letter under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA. For the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this Response Letter and (b) the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83. In accordance with Rule 83, this Response Letter has also been clearly marked with the legend “Confidential Treatment Requested by Cyber-Ark Software Ltd.” and each page is marked for the record with the identifying numbers and code “CYBERARK – 01.5.16.2014” through “CYBERARK - 06.5.16.2014.”

Summary

Overview, page 1

1.	The material you supplementally provided in support of your statement that “an estimated 90% of organizations have suffered a cybersecurity breach” is based on a study that includes only 583 domestic entities. Please revise to qualify your statement accordingly.

Response:

The Company has revised the disclosure on pages 1 and 70 in response to this comment.

Summary Consolidated Financial Data, page 8

2.	We note your reconciliation of net income to Non-GAAP net income. Please tell us your consideration of presenting the warrant and stock compensation adjustments “net of tax” in your reconciliation. We refer you to Question 102.11 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Company respectfully informs the staff that there is no tax benefit to the Company reflected in either the warrant expenses or stock-based compensation. As such, the term “net of tax” is not applicable in this case.

***CONFIDENTIAL TREATMENT REQUESTED BY CYBER-ARK SOFTWARE LTD.

PURSUANT TO RULE 83***

CYBERARK – 02.5.16.2014

May 16, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 42

3.	Regarding your response to prior comment 11, it is unclear why you cannot disclose the actual renewal rates for the last three completed fiscal years and include the reasons for their variability that you state in your response. In addition, to the extent that renewal rates are subject to uncertainty, it is also unclear why disclosing a range provides more reliable information. Please advise or revise in accordance with our prior comment.

Response:

The Company has considered the Staff’s comment carefully. As described in the Registration Statement, the Company’s business model is based on a perpetual license arrangement, not a subscription arrangement. As a result, the renewal element of the Company’s business relates solely to maintenance fees. The Company has disclosed to investors the mix of (1) license revenue, (2) maintenance revenue and (3) professional services revenue. For the annual periods presented, license revenues have been between 57% and 59% of total revenues. The Company has also provided information in the period-to-period comparisons to enable investors to calculate the amount of any increase in maintenance revenues generated from renewals. For the annual periods presented, the percentage of maintenance revenues generated from renewals ranges from 70% to 72%. The Company believes that disclosure of the dollar renewal value of contracts for each period is a metric that may result in an inaccurate portrayal of its business to investors. Furthermore, while management of the Company monitors this level of renewals, management does not focus on minor movements in the renewal percentage. Minor fluctuations of this percentage from period to period are not considered by management in running the business because the percentage can fluctuate for a number of reasons unrelated to customer satisfaction and the overall success of the business. For example, the percentage can fluctuate if the dollar value of expiring maintenance contracts is increased in a renewed contract because customers expand the scope of their maintenance due to an expanded license earlier in that period. Conversely, if, in another period, fewer customers expand the scope of their licenses, the renewal percentage may decrease even though the same number of customers nonetheless renew their maintenance contracts. As result, because management does not monitor these movements, it does not believe these movements would be useful to investors and any tracking by investors of this metric may, in fact, be misleading. The Company believes that its disclosures that the percentage is over 90% is an indication of the overall health of the Company’s relationships with its customers. The Company believes that the mix of license and maintenance revenues, and the amount of the increase in license revenues generated from renewals, are the more appropriate metrics to track.

***CONFIDENTIAL TREATMENT REQUESTED BY CYBER-ARK SOFTWARE LTD.

PURSUANT TO RULE 83***

CYBERARK – 03.5.16.2014

May 16, 2014

To further illustrate the point outlined above, the Company notes supplementally to the Staff, and solely for the purpose of this response, that its renewal percentages in 2011, 2012 and 2013 were [***]%, [***]% and [***]%, respectively. As indicated above, the factors that drove the slight decline in 2012 or the slight increase in 2013, do not convey useful information about the performance of the Company’s business since those changes are solely the result of slight increases or decreases in the size of renewed contracts. That information is better conveyed by the financial data that the Company discloses as described above.

The Company’s primary consideration has been to analyse the materiality of renewal rates in the context of its business; however, the Company also considered as a secondary matter the information that investors are accustomed to receiving from companies with a similar business model. The Company reviewed other companies with a business model that is similar to the Company (perpetual software licenses rather than subscription license models) and found that these companies generally did not disclose percentage renewal rates in their IPO prospectuses or subsequently:

•	Imperva, Inc. (no disclosure of renewal percentage);

•	Palo Alto Networks, Inc. (no disclosure of renewal percentage);

•	Qlik Technologies Inc. (only disclosure of renewal percentage in IPO prospectus is “In 2009, our annual maintenance renewal rate was greater than 85%.”);

•	SolarWinds, Inc. (no disclosure of renewal percentage);

•	Splunk Inc. (no disclosure of renewal percentage);

•	Tableau Software Inc. (only disclosure of renewal percentage in IPO prospectus is “We measure the aggregate perpetual license maintenance renewal rate for our customers in a 12-month period of time, based on a dollar renewal rate for contracts expiring during that time period. Our maintenance renewal rate is measured three months after the 12-month period ends to account for late renewals. Our aggregate maintenance renewal rate for each of the 12-month periods ended December 31, 2011 and 2012 has been over 90%”); and

•	Varonis Systems, Inc. (only disclosure of renewal percentage in IPO prospectus is “We measure the perpetual license maintenance renewal rate for our customers over a 12-month period, based on a dollar renewal rate for contracts expiring during that time period. Our maintenance renewal rate for each of the years ended December 31, 2011, 2012 and 2013 has been over 90%.”)

As a result, the Company believes that its disclosures, as revised on page 43 of the Registration Statement, are consistent with the approach taken by other publicly traded companies with similar business models.

Comparison of the Years Ended December 31, 2012 and 2013

Revenues, page 48

4.	We note your response to prior comment 16. Please explain in greater detail why you are unable to determine whether your license revenues increase in a

***CONFIDENTIAL TREATMENT REQUESTED BY CYBER-ARK SOFTWARE LTD.

PURSUANT TO RULE 83***

CYBERARK – 04.5.16.2014

May 16, 2014

particular period due to increases in price or increases in numbers of licenses or customers. Provide us with an analysis that supports your position that the changes in maintenance and service revenues are usually volume-based.

Response:

The Company informs the Staff that there is no standard unit in which its products are measured in order to determine whether the Company has licensed more products or fewer products than the previous year. By way of example, the Company may enter into a license agreement for $x with a medium-sized company and a license agreement for $1.5x with a large company. The license purchased by the large company may have more users or servers than the medium-sized Company; however, the Company does not track users or servers as a metric. Put differently, there is no standard unit of measurement upon which to consider whether prices have increased of volume has increased. This is because the Company’s products are licensed on a perpetual basis and have de minimus cost of license revenues associated with them. Accordingly, the Company generates incremental profit from every license. Distinct from that, the Company does know whether its total number of customers has increased and the Company has disclosed this amount in each period-to-period revenue comparison in MD&A.

The Company’s analysis that changes in maintenance and service revenues are primarily volume-based is based on the fact that there is little fluctuation in price when the Company renews a maintenance and service agreement. Maintenance and service revenues are otherwise directly tied to the volume of licenses entered into since each license also generates maintenance and service revenues of a relatively fixed amount of the license revenues.

Contractual Obligations, page 58

5.	We note your response to prior comment 20. Please tell us whether you have any purchase obligations that should be included in your table of contractual obligations. We refer you to Item 5.F of the Instructions to Form 20-F.

Response:

The Company confirms that there are no other purchase obligations that should be included in its table of contractual obligations.

Business

Sales and Marketing, page 80

6.	We note the revised disclosure on page 81 in response to prior comment 24. Please further revise to indicate the criteria used to determine that the companies identified are among your top 15 channel partners.

***CONFIDENTIAL TREATMENT REQUESTED BY CYBER-ARK SOFTWARE LTD.

PURSUANT TO RULE 83***

CYBERARK – 05.5.16.2014

May 16, 2014

Response:

The Company has revised the disclosure on page 85 in response to this comment.

Note 11. Segments, Customers, and Geographic Location, page F-28

7.	We note your response to prior comment 43. Please revise to disclose the amount of revenues from your country of domicile. We refer you to FASB ASC 280-10-50-41.

Response:

The Company has revised its disclosure to note 11 on page F-28 to reflect the amount of revenues of its country of domicile.

Exhibit Index

Exhibit 10.3

8.	Securities Act Rule 403 requires that exhibits submitted as English summaries describe the terms that have been omitted or abridged. We note that exhibit 10.3 does not describe omitted or abridged terms. Please confirm that no terms have been omitted or abridged.

Response:

In response to the Staff’s comment, the Company has resubmitted the summary of the lease agreement that serves as Exhibit 10.3, which now includes a description of the terms that have been omitted from the summary (none of which is material to the Company).

*    *    *

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Joshua Siegel, Chief Financial Officer, Cyber-Ark Software Ltd.

***CONFIDENTIAL TREATMENT REQUESTED BY CYBER-ARK SOFTWARE LTD.

PURSUANT TO RULE 83***

CYBERARK – 06.5.16.2014